ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025

May 30, 2025

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850

Ladies and Gentlemen:
Pursuant to Rule 485(a)(1) of the Securities Act of 1933, the Investment Company Act of 1940, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series (the “Funds”) is Post-Effective Amendment No. 14 and Amendment No. 15 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The primary purpose of the Amendment filing is to is to change the name of the Aristotle ESG Core Bond Fund (the “Fund”) (S000080073) to the Aristotle Core Bond Fund (notwithstanding the use of a combination Prospectus and Statement of Additional Information that reference other series of the Trust) and to make corresponding revisions to the Fund’s principal investment strategy to reflect a change in the Fund’s 80% investment policy pursuant to Rule 35d-1 under the 1940 Act.
Please note the Prospectus and Statement of Additional Information relating to the Funds were recently reviewed by the Staff in the Initial Form N-1A Registration Statement filed on January 13, 2023 (accession number 0001193125-23-008289), the Pre-Effective Amendment to the Registration Statement filed on April 10, 2023 (accession number 0001193125-23-096627), the Post-Effective Amendment to the Registration Statement filed on May 26, 2023 (accession number 0000894189-23-003990), for the purpose of registering new Class I-2 and Class A shares for certain series of the Trust, the Post-Effective Amendment to the Registration Statement filed on June 29, 2023 (accession number 0000894189-23-004534), for the purpose of registering new Class I-3 shares for the Aristotle Small Cap Equity Fund, the Post-Effective Amendment to the Registration Statement filed on November 22, 2023 (accession number 0000894189-23-008546) for the purpose of registering new Class R6 shares for the Aristotle Value Equity Fund and the Post-Effective Amendment to the Registration Statement filed on May 30, 2024 (accession number 0000894189-24-003450) for the purpose of making certain material changes to the investment objective and principal investment strategies with regard to the Aristotle/Saul Global Equity Fund (S000080068), and to make non-material changes to disclosures in the Prospectus and Statement of Additional Information with respect to certain Funds. Therefore, pursuant to ADI 2018-06 - Requests for Selective Review, the Trust would like to request that the Amendment be afforded selective review.
Prior to the effective date of the Amendment the Trust will file another Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(b) under the 1933 Act, to be effective no earlier than 60 days after filing pursuant to Rule 485(a)(1). The purpose of this filing will be to respond to the Staff’s comments on the Amendment, and to update the Trust’s financial statements for the fiscal year ended March 31, 2025.

If you have any questions or require further information, please contact Rachel A. Spearo at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,

/s/ Rachel A. Spearo
Rachel A. Spearo
U.S. Bank Global Fund Services,
as administrator for the Trust